

# Cheryl (Wenger) M.

Programmer Analyst at Penn State Milton S. Hershey
Medical Center

Hershey, Pennsylvania · 66 connections · **Contact info**

The Cupcake Foundr

Capital College,
Pennsylvania State..

## Experience

### Founder, Baker & Chief Pan Scrubber

The Cupcake Foundry
Oct 2014 – Present · 5 yrs 11 mos
Hershey, PA

I am a self-taught home-baker, pursuing opportunities to expand my horizons and practical
experience in the realm of baking through this donation-based venture called "The Cupcake
Foundry".

http://CupcakeFoundry.com
https://www.facebook.com/CupcakeFoundry



### Programmer Analyst

Penn State Milton S. Hershey Medical Center
Jun 2014 – Present · 6 yrs 3 mos



### HRIS Analyst II

Ahold USA
Sep 2013 – May 2014 · 9 mos
United States



**Penn State Milton S. Hershey Medical Center**

8 yrs

**Systems Analyst (Software Architecture & Engineering)**
Sep 2012 – Sep 2013 · 1 yr 1 mo

**Systems Analyst (HRIS)**
Aug 2009 – Sep 2012 · 3 yrs 2 mos

Show 1 more role ⌄



**Recruiter**
OfficeMax
May 2001 – Oct 2005 · 4 yrs 6 mos

# Education

**Capital College, Pennsylvania State University**
Master's degree, Computer and Information Sciences, General
2010 – 2013

Masters Degree - general IS degree including studies in programming, database design, networking and project management.



**Messiah College**
Bachelor's degree, Human Resources Management
1995 – 2000

# Volunteer Experience

**Volunteer Baker**
Ronald McDonald House Charities of Hershey, PA
Jul 2014 · 1 mo
Health

I occasionally bake goodies for the guests of the Ronald McDonald House Charities in Hershey PA.

## Skills & Endorsements

### HRIS · 8

**Suzanne Sloat and 7 connections** have given endorsements for this skill

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### Healthcare · 7

 Endorsed by **3 of Cheryl's colleagues at Penn State Health**

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### Training · 3

**Bruce Walters, MBA ✔ and 2 connections** have given endorsements for this skill

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**Show more** ⌄



